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                                                                     Page 1 of 8
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              NET PERCEPTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64107U101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                     Page 2 of 8

                                  SCHEDULE 13D

---------------------------------                    ---------------------------
CUSIP No. 182707109                                  Page 2 of 9 Pages
---------------------------------                    ---------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Warren B. Kanders ###-##-####

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|X|

                                                                   (b)| |
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 5,628,300
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,628,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         | |
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 8

                                  SCHEDULE 13D

---------------------------------                    ---------------------------
CUSIP No. 182707109                                  Page 3 of 9 Pages
---------------------------------                    ---------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Kanders & Company, Inc.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|

                                                                  (b) | |
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                           | |
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 5,628,300*
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,628,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        | |

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

     * Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 4 of 8

                                  SCHEDULE 13D

---------------------------------                    ---------------------------
CUSIP No. 182707109                                  Page 4 of 9 Pages
---------------------------------                    ---------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Olden Acquisition LLC

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|

                                                                 (b) | |
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                        | |

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 5,628,300*
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,628,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        | |

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

   * Kanders & Company, Inc. is the sole member and Warren B. Kanders is the sole manager of Olden Acquisition LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 5 of 8

Item 1. Security and Issuer.

        (i)     Name of Issuer: Net Perceptions, Inc. (the "Company").

        (ii) Address of the Principal Executive Offices of Issuer: 7700 France Avenue, Edina, Minnesota 5373.

        (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.0001 par value per share, of the Company (the "Common Stock").

Item 2. Identity and Background.

         (a) This statement is being filed by Warren B. Kanders ("Kanders"), Kanders & Company, Inc. ("Kanders & Company") and Olden Acquisition LLC ("Olden", and together with Kanders and Kanders & Company, collectively referred to as the "Reporting Persons").

        (b)     (i)     The business address of Kanders is:

                                    c/o Kanders & Company, Inc.
                                    One Pickwick Plaza
                                    Greenwich, CT 06830

                (ii)    The business address of Kanders & Company is:

                                    One Pickwick Plaza
                                    Greenwich, CT 06830


                (iii)   The business address of Olden is:

                                    c/o Kanders & Company, Inc.
                                    One Pickwick Plaza
                                    Greenwich, CT 06830


         (c) (i) Kander's principal occupation is Executive Chairman of the Board of Armor Holdings, Inc. (NYSE), 1400 Marsh Landing Parkway, Suite 112 Jacksonville, FL 32250, and is an executive of other public companies in which he has an investment, including the Issuer, and is the sole shareholder and sole director of Kanders & Company, and the sole manager of Olden.

         (ii) Kanders & Company is a Delaware corporation established as an investment vehicle and as a financial consultant. It is the sole member of Olden.

        (iii) Olden is a private investment limited liability company organized under the laws of the State of Delaware.


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                                                                     Page 6 of 8


        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Kanders is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        The shares of Common Stock reported herein are deemed to be beneficially owned by the Reporting Persons as a result of Olden purchasing a $2,532,735 2% Convertible Subordinated Note ("Note") from the Issuer on April 21, 2004 pursuant to a Convertible Note Purchase Agreement with the Issuer (the "Note Purchase Agreement"), which is more fully described in Item 4 below. The Note is not convertible until the first anniversary unless called by the Issuer or upon the occurrence of certain events, as set forth in the Note. The aggregate purchase price of the interests reported herein by the Reporting Persons was $2,532,735. Such funds were furnished from Olden's working capital.

Item 4. Purpose of Transaction.

        On April 21, 2004, the Issuer entered into the Note Purchase Agreement with Olden pursuant to which the Issuer issued the Note to Olden, in the aggregate principal amount of $2,532,735, which is convertible after one year (or earlier upon a call by the Issuer of the Note and in certain other circumstances) into up to 5,628,300 shares of Common Stock, constituting approximately 19.9% of Issuer's Common Stock outstanding on April 21, 2004, subject to adjustment. The purchase and sale of the Note and the transaction contemplated by the Note Purchase Agreement are part of an asset redeployment strategy on the part of the Issuer.

         On April 21, 2004, the Issuer's Board of Directors voted to increase its size from three to four members. One of the Issuer's directors resigned and Kanders was appointed to fill the vacancy. As a result, the Board is now comprised of Mr. Kanders and another new director appointed by the Board and two remaining directors. In addition, Kanders was appointed as the Executive Chairman of the Board. It is the understanding of the Reporting Persons that the two continuing directors do not intend to stand for re-election at the Issuer's 2004 annual meeting of stockholders.

         The Note was acquired by the Reporting Persons for investment purposes. The Reporting Persons' primary interest is to maximize the value of their investment in the Issuer through an asset redeployment strategy. The Reporting Persons will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of shares of Common Stock, or alternatively, may involve the sale of all or a portion of the Note or the shares of Common Stock issuable upon conversion of the Note, in the open market or in privately negotiated transactions to one or more purchasers.

        In connection with the transaction, the Issuer and Olden also entered into a Registration Rights Agreement, dated April 21, 2004 (the "Registration Rights Agreement"), which requires the Issuer, upon Olden's request, to file a "shelf"

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                                                                     Page 7 of 8


Registration Statement under Rule 415 to register the shares of Common Stock into which the Note is convertible.

Item 5. Interest in Securities of the Issuer.

        As a result of entering in the Note Purchase Agreement and the Registration Rights Agreement, and acquiring the Note, the Reporting Persons may be deemed to beneficially own the 5,628,300 shares of Common Stock into which the Note is convertible, which 5,628,300 shares constitute approximately 19.9% of the outstanding Shares. The percentage reported is based upon 28,283,347 shares of Common Stock outstanding as of April 21, 2004. The Reporting Persons may be deemed to share the power to vote the shares of Common Stock reported hereby issuable upon conversion of the Note. The Reporting Persons do not currently have the sole or shared power to dispose or direct the disposition of such shares of Common Stock.

        The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered or construed as an admission that such persons, for the purpose of Section 13(d) of the Exchange Act or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest.

        Other than the Note Purchase Agreement, the Reporting Persons did not effect any transactions in the class of securities reported hereby during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        None other than described herein. See Items 3 and 4 of this Schedule
13D.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 -  Joint Filing Agreement.

        Exhibit 2 -  Convertible Note Purchase Agreement, dated April 21, 2004, by and between Net Perceptions, Inc. and Olden Acquisition LLC.

        Exhibit 3 -  Convertible Subordinated Note, dated April 21, 2004.

        Exhibit 4 -- Registration Rights Agreement, dated April 21, 2004, by and between Net Perceptions, Inc. and Olden Acquisition LLC.





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                                                                     Page 8 of 8



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 28, 2004


                                         /s/ Warren B. Kanders
                                         -----------------------------------
                                         Warren B. Kanders



                                         KANDERS & COMPANY, INC.


                                         By: /s/ Warren B. Kanders
                                             -------------------------------
                                             Name:  Warren B. Kanders
                                             Title: President



                                         OLDEN ACQUISITION LLC


                                         By: /s/ Warren B. Kanders
                                             -------------------------------
                                             Name:  Warren B. Kanders
                                             Title: Manager